

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07044081

February 6, 2007

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2007

Re: Cadence Design Systems, Inc.

Dear Ms. Ising:

This is in regard to your letter dated February 5, 2007 concerning the shareholder proposal submitted by New England Carpenters Pension Fund for inclusion in Cadence Design's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Cadence Design will include the proposal in its proxy materials, and that Cadence Design therefore withdraws its January 12, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
2 2007
1086

Sincerely,

Ted Yu
Special Counsel

cc: Mark Erlich
Fund Chairman
New England Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

813672

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

January 12, 2007

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9630

Client No.
C 18861-00004

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of New England Carpenters Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Cadence Design Systems, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a proposal and statements in support thereof (the "Proposal") received from the New England Carpenters Pension Fund (the "Proponent"). The Proponent has designated Ed Durkin at the United Brotherhood of Carpenters and Joiners of America as the contact for correspondence related to the Proposal.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's request for that information.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats." The Proposal is attached hereto as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

We believe that the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal."

The Company received the Proposal by facsimile on December 1, 2006. The Company has informed us that the Proponent does not appear on the records of the Company's stock transfer agent as a stockholder of record. Moreover, the Proposal did not include evidence demonstrating the Proponent's satisfaction of the Rule 14a-8(b) stock ownership requirements. *See* Exhibit A. Instead, the cover letter accompanying the Proposal stated, "[t]he record holder of the stock will provide the appropriate verification of the [Proponent's] beneficial ownership by separate letter." On December 4, 2006, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via DHL to Mr. Durkin, the Proponent's designated representative, informing the Proponent of the requirements of Rule 14a-8 and the need to submit the proof of ownership required under Rule 14a-8(b) (the "Deficiency Notice"). *See* Exhibit B. DHL's records show that the Deficiency Notice was delivered to Mr. Durkin on December 5, 2006. *See* Exhibit C. The Company did not receive a response to the Deficiency Notice.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal from its proxy materials if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be transmitted no later than 14 days from the date the Proponent received the Deficiency Notice; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *International Business Machines Corp.* (avail. Dec. 5, 2006); *General Motors Corp.* (avail. Apr. 3, 2006); *Intel Corp.* (avail. Feb. 8. 2006); *Crown Holdings, Inc.* (avail. Jan. 27, 2005); *Lucent Technologies, Inc.* (avail. Nov. 26, 2003). Similarly, the Proponent did not respond to the Company's request for documentary support that the Proponent had "satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)."

Despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of his requisite beneficial ownership. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287.

Sincerely,



Elizabeth A. Ising

EAI/dlb
Enclosures

cc: R. L. Smith McKeithen, Cadence Design Systems, Inc.
Ed Durkin, United Brotherhood of Carpenters and Joiners of America

100146555_2.DOC

EXHIBIT A



Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Mark Erlich
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 408-944-6855]

November 30, 2006

R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue
San Jose, California 95134

Dear Mr. McKeithen:

On behalf of the New England Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Cadence Design Systems, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 10,500 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. A recently completed Majority Vote Work Group Report addressing this issue is available for your consideration at http://www.cii.org/majority/pdf/MajorityVoteWorkGroupReport.pdf. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Mark Erlich

Mark Erlich
Fund Chairman

cc. Edward J. Durkin
Enclosure



Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Cadence Design Systems, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and General Electric, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

NEW ENGLAND REGIONAL COUNCIL OF CARPENTERS

United Brotherhood of Carpenters and Joiners of America

803 SUMMER STREET
SOUTH BOSTON, MA 02127-1616



MARK ERLICH
EXECUTIVE SECRETARY-TREASURER

TELEPHONE (617) 268-3400
FAX (617) 268-0442

DIRECT FAX NO. - 617-268-1894

FAX TO: R.L. Smith Mc Keithen

FROM: MARK ERLICH OR CELIA MCDONOUGH
@ TEL. # 617-268-3400, X 5109

DATE: 12-1

FAX NO. 1-408-944-6855

NO. OF PAGES INCLUDING COVER: 4

____Urgent ____For Review ____Comment ____Reply

Additional Remarks:



EXHIBIT B

cādence™

R. L. Smith McKeithen
Senior Vice President, General Counsel & Secretary
Cadence Design Systems, Inc.
Legal Department, Building 5
2655 Seely Avenue
San Jose, CA 95134
Voice: 408-944-7748
Confidential Fax: 408-944-6855
smithmck@cadence.com

December 4, 2006

VIA OVERNIGHT MAIL

Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

I am writing on behalf of Cadence Design Systems, Inc. (the "Company"), which received a stockholder proposal titled "Director Election Majority Vote Standard Proposal" from the New England Carpenters Pension Fund (the "Fund") for consideration at the Company's 2007 Annual Meeting of Stockholders. The letter indicated that copies of any correspondence related to the Fund's proposal should be directed to you.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the Fund must submit sufficient proof that the Fund has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the Fund submitted the proposal to the Company. To date, we have not received such proof of ownership.

To remedy this defect, the Fund must submit sufficient proof of the Fund's ownership. As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of the Fund's shares (usually a broker or bank) verifying that, at the time the Fund submitted this proposal, the Fund continuously held the shares for at least one year; or

- if the Fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Fund's ownership level.

The rules of the Securities and Exchange Commission require that the your response to this letter be transmitted no later than 14 days from the date you receive this letter. Please address any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (408) 944-7748.

Sincerely,



R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary

Enclosure

cc: Gregory J. Conklin, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
Suite 3100
San Francisco, CA 94104

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

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Sent to: UNITED BROTHERHOOD OF

CARPENTERS AND JOINERS OF AMER

101 CONSTITUTION AVENUE, N.W.

CORPORATE AFFAIRS DEPARTMENT

ATTN: EDWARD J. DURKIN

WASHINGTONDC 20001

UNITED STATES

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

February 5, 2007

Direct Dial

(202) 955-8287

Fax No.

(202) 530-9630

Client No.

C 18861-00004

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of New England Carpenters Pension Fund; Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated January 12, 2007, I requested that the staff of the Division of Corporation Finance (the "Staff") concur that Cadence Design Systems, Inc. (the "Company") could properly exclude from its proxy materials for its 2007 Annual Stockholders Meeting a stockholder proposal (the "Proposal") received from the New England Carpenters Pension Fund (the "Proponent"), naming Ed Durkin at the United Brotherhood of Carpenters and Joiners of America as its designated representative.

The Company has decided to include the Proposal in its proxy materials. Therefore, I withdraw the January 12, 2007, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8287 with any questions in this regard.

Sincerely,



Elizabeth A. Ising

END

cc: R. L. Smith McKeithen, Cadence Design Systems, Inc.
Ed Durkin, United Brotherhood of Carpenters and Joiners of America

LOS ANGELES NEW YORK WASHINGTON, D.C. SAN FRANCISCO PALO ALTO
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